

03041001

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC MAIL PROCESSING RECEIVED DEC 02 2003 WASH. D.C. SECTION

| SEC FILE NUMBER |
|---|
| 8- 7010 |

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2002 (MM/DD/YY) AND ENDING September 30, 2003 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Charles Gordon Securities, Limited

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1150 South King Street, Suite 601
(No. and Street)

Honolulu, Hawaii 96814
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth N. Ono (808) 591-8982
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Shimotsu & Fo
(Name – *if individual, state last, first, middle name*)

1109 Bethel Street, Suite 308, Honolulu, Hawaii 96813-2217
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED DEC 23 2003 THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Kenneth N. Ono, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Charles Gordon Securities, Limited, as of September 30, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Kenneth N. Ono
Signature

President
Title

J. Mandapat
Notary Public J. MANDAPAT
My Commission Expires: 11/29/03

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

3

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# CHARLES GORDON SECURITIES, LIMITED

## FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

Years Ended September 30, 2003 and 2002



SHIMOTSU & FO

Certified Public Accountants



SHIMOTSU & FO
Certified Public Accountants

1109 Bethel Street, Suite 308
Honolulu, Hawaii 96813-2217
Telephone (808) 536-1946
Fax (808) 536-1949

Partners
Randy T. Shimotsu
Richard Fo

To the Board of Directors
Charles Gordon Securities, Limited

## INDEPENDENT AUDITORS' REPORT

We have audited the accompanying balance sheets of Charles Gordon Securities, Limited (a wholly-owned subsidiary of Organized Capital Development Corporation) as of September 30, 2003 and 2002, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Management believes that the Company meets the exception requirements of Securities and Exchange Commission (SEC) Rule 15c3-3 and, therefore, considers this rule to be inapplicable for the years ended September 30, 2003 and 2002. The Company does not incur liabilities subordinated to claims of general creditors and, accordingly, has excluded a statement of changes in such liabilities for the years ended September 30, 2003 and 2002.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Charles Gordon Securities, Limited as of September 30, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying computation of net capital under SEC Rule 15c3-1 (Schedule 1) and reconciliation of computation of net capital (Schedule 2) as of September 30, 2003, are presented for purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Shimotsu & Fo

**SHIMOTSU & FO**

Honolulu, Hawaii
November 7, 2003

**CHARLES GORDON SECURITIES, LIMITED**
Balance Sheets
September 30, 2003 and 2002

| ASSETS | 2003 | 2002 |
|---|---|---|
| Current Assets: | | |
| Cash | $ 66,428 | $ 66,118 |
| Prepaid expenses | 12,900 | 12,497 |
| Commissions receivable | 2,397 | 2,373 |
| Total current assets | $ 81,725 | $ 80,988 |
| Other Asset: | | |
| Deposit | $ 3,508 | $ 3,868 |
| | $ 85,233 | $ 84,856 |

LIABILITIES AND STOCKHOLDER'S EQUITY

| | 2003 | 2002 |
|---|---|---|
| Current Liabilities: | | |
| Payable to parent company | $ 187 | $ 1,736 |
| Accrued taxes payable - other than income | 63 | 17 |
| Total current liabilities | $ 250 | $ 1,753 |
| Stockholder's Equity: | | |
| Common stock - no par value, authorized, issued, and outstanding 1,000 shares | $ 1,000 | $ 1,000 |
| Retained earnings | 83,983 | 82,103 |
| | $ 84,983 | $ 83,103 |
| | $ 85,233 | $ 84,856 |

See accompanying notes.

**CHARLES GORDON SECURITIES, LIMITED**
Statements of Income
Years Ended September 30, 2003 and 2002

| | 2003 | 2002 |
|---|---|---|
| Revenues: | | |
| Commissions | $ 50,615 | $ 49,192 |
| Interest | 223 | 563 |
| | $ 50,838 | $ 49,755 |
| Operating Expenses: | | |
| Management fees | $ 14,500 | $ 11,500 |
| Insurance | 13,018 | 10,742 |
| Commissions | 10,331 | 5,996 |
| Professional fees | 4,500 | 4,500 |
| Office | 2,077 | 1,878 |
| Taxes - other than income | 2,037 | 1,990 |
| Subscriptions and technical services | 1,365 | 2,176 |
| Licenses | 943 | 226 |
| | $ 48,771 | $ 39,008 |
| Income Before Provision for Income Taxes | $ 2,067 | $ 10,747 |
| Less Provision for Income Taxes | 187 | 1,736 |
| Net Income | $ 1,880 | $ 9,011 |
| Earnings Per Share of Common Stock | $ 1.88 | $ 9.01 |

See accompanying notes.

**CHARLES GORDON SECURITIES, LIMITED**
Statements of Changes in Stockholder's Equity
Years Ended September 30, 2003 and 2002

| | 2003 | 2002 |
|---|---|---|
| Common Stock at Beginning and End of Year | $ 1,000 | $ 1,000 |
| Retained Earnings at Beginning of Year | $ 82,103 | $ 73,092 |
| Net Income | 1,880 | 9,011 |
| Retained Earnings at End of Year | $ 83,983 | $ 82,103 |
| Stockholder's Equity at End of Year | $ 84,983 | $ 83,103 |

See accompanying notes.

**CHARLES GORDON SECURITIES, LIMITED**
Statements of Cash Flows
Years Ended September 30, 2003 and 2002

| | 2003 | 2002 |
|---|---|---|
| Cash Flows from Operating Activities: | | |
| Net income | $ 1,880 | $ 9,011 |
| Adjustments to reconcile income to net cash provided by operating activities: | | |
| Decrease (increase) in: | | |
| Commissions receivable | (24) | 1,137 |
| Prepaid expenses | (403) | (7,068) |
| Deposits | 360 | -- |
| Increase (decrease) in: | | |
| Income taxes payable | (1,549) | (548) |
| Accrued commissions payable | -- | (441) |
| Accrued taxes payable - other than income | 46 | (87) |
| Net cash provided by operating activities | $ 310 | $ 2,004 |
| Cash at Beginning of Year | 66,118 | 64,114 |
| Cash at End of Year | $ 66,428 | $ 66,118 |

Supplemental disclosure of cash flow information:

The Company paid income taxes of $1,736 and $2,276 during the years ended September 30, 2003 and 2002.

See accompanying notes.

Note 1. Summary of Significant Accounting Policies

*Organization* - Charles Gordon Securities, Limited was incorporated under the laws of the State of Hawaii on October 28, 1958, to engage in and carry on business as a securities dealer and broker.

Organized Capital Development Corporation (a Hawaii corporation engaged in the insurance agency business) acquired all of the common stock of Charles Gordon Securities, Limited in 1966 and, in addition, owns 87% of another subsidiary. The other subsidiary, Family Capital Control Corporation (also a Hawaii corporation), engages in the business of insurance counseling and financing.

*Commissions Receivable* - The Company considers commissions receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

*Prepaid Expenses* - Prepaid expenses consist of insurance premiums which are amortized on a straight-line basis over the terms of the policies and unexpired subscriptions.

*Income Taxes* - The accounts of the Company are consolidated with the accounts of its parent company and its other subsidiary for federal and state income tax reporting purposes. The allocation of current income taxes is determined by the ratio that each company's separate taxable income bears to the total consolidated taxable income. Deferred income taxes are computed if there are any differences in the Company's basis of assets or liabilities for financial and income tax reporting.

*Earnings Per Share* - Earnings per share of common stock is based on the weighted average number of common shares outstanding each year.

*Use of Estimates* - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Note 2. Payable to Parent Company

Amounts payable to parent company as of September 30, 2003 and 2002, were for the following:

| | 2003 | 2002 |
|---|---|---|
| Estimated share of income taxes (see Note 1) | $ 187 | $ 1,736 |

Management fees are paid to the parent company for services provided by the parent company's employees and office space. The fees, which are determined periodically by the parent company, totaled $14,500 and $11,500 for 2003 and 2002, respectively.

Note 3. Provision for Income Taxes

The consolidated tax expense for the years ended September 30, 2003 and 2002, were $724 and $3,451, respectively. The Company's provision for income taxes for September 30, 2003, differs from what would result from applying statutory tax rates to pretax income due to offsetting losses from the consolidated group.

## SUPPLEMENTARY INFORMATION

SCHEDULE 1

# FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
## PART IIA

BROKER OR DEALER Charles Gordon Securities, Limited as of September 30, 2003

### COMPUTATION OF NET CAPITAL

| | | | | | |
|---|---|---|---|---|---|
| 1. | Total ownership equity from Statement of Financial Condition | | | $ 84,983 | 3480 |
| 2. | Deduct ownership equity not allowable for Net Capital [19] | | | ( ) | 3490 |
| 3. | Total ownership equity qualified for Net Capital | | | 84,983 | 3500 |
| 4. | Add: | | | | |
| | A. Liabilities subordinated to claims of general creditors allowable in computation of net capital | | | | 3520 |
| | B. Other (deductions) or allowable credits (List) | | | | 3525 |
| 5. | Total capital and allowable subordinated liabilities | | | $ 84,983 | 3530 |
| 6. | Deductions and/or charges: | | | | |
| | A. Total nonallowable assets from Statement of Financial Condition (Notes B and C) [17] | $ 16,408 | 3540 | | |
| | B. Secured demand note deficiency | | 3590 | | |
| | C. Commodity futures contracts and spot commodities-proprietary capital charges | | 3600 | | |
| | D. Other deductions and/or charges | | 3610 | ( 16,408 ) | 3620 |
| 7. | Other additions and/or allowable credits (List) | | | | 3630 |
| 8. | Net capital before haircuts on securities positions [20] | | | $ 68,575 | 3640 |
| 9. | Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)): | | | | |
| | A. Contractual securities commitments | $ | 3660 | | |
| | B. Subordinated securities borrowings | | 3670 | | |
| | C. Trading and investment securities: | | | | |
| | 1. Exempted securities [18] | | 3735 | | |
| | 2. Debt securities | | 3733 | | |
| | 3. Options | | 3730 | | |
| | 4. Other securities | | 3734 | | |
| | D. Undue Concentration | | 3650 | | |
| | E. Other (List) | | 3736 | ( ) | 3740 |
| 10. | Net Capital | | | $ 68,575 | 3750 |

OMIT PENNIES

**CHARLES GORDON SECURITIES, LIMITED** SCHEDULE 2

Reconciliation of Computation of Net Capital on Initially Filed Form X-17A-5 Part IIA
to the Accompanying Computation of Net Capital (Schedule 1)
Year Ended September 30, 2003

| | | |
|---|---|---|
| Net Capital per Initially Filed Form X-17A-5 Part IIA | | $ 69,883 |
| Audit adjustments affecting net income and net capital: | | |
| Accrue additional commission income | $ 2,397 | |
| Accrue additional general excise tax | (10) | |
| Accrue income taxes | (187) | |
| Less understatement of nonallowable assets as originally reported | (3,508) | (1,308) |
| Net Capital per Schedule 1 | | $ 68,575 |



SHIMOTSU & FO
Certified Public Accountants

1109 Bethel Street, Suite 308
Honolulu, Hawaii 96813-2217
Telephone (808) 536-1946
Fax (808) 536-1949

Partners
Randy T. Shimotsu
Richard Fo

Board of Directors
Charles Gordon Securities, Limited

In planning and performing our audit of the financial statements and supplemental schedules of Charles Gordon Securities, Limited (a wholly-owned subsidiary of Organized Capital Development Corporation) for the year ended September 30, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



**SHIMOTSU & FO**

Honolulu, Hawaii
November 7, 2003